Exhibit 99.7

NICE to Showcase New NiceVision Release, Suspect Search, and
Situation Management at ISC West 2015

NICE expert will lead a panel discussion as part of the SIA Education program

Paramus, New Jersey – April 13, 2015 – NICE Systems (NASDAQ: NICE) today announced that it will showcase its industry-leading security solutions in booth #12101 at ISC West 2015, which takes place April 15-17. At the event, NICE will demonstrate how customers can leverage situation management to gain operational intelligence and expand situational awareness to address routine and emergency situations in their security, safety and operations practices.

NICE will launch the newest version of its flagship NiceVision video management system, Net 3.0. The latest upgrades include capabilities such as enhanced edge recording for distributed environments, tools to promote simplified installation and maintenance for integrators, and protection against data loss during camera replacement. This release also supports Suspect Search, NICE’s patent-pending disruptive video analytics application.

The company will also showcase its advanced video analytics and situation management solutions, including:

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Suspect Search – A video analytics application that analyzes hours of video in minutes to find a person of interest within a video surveillance network. By quickly retracing the movements of a suspect and pinpointing the suspect’s last known location, it enables fast apprehension, mitigates the impact of security threats, and reduces the risk of costly shutdowns.

•
NICE Situator – a situation management solution that enhances operational intelligence and efficiency, and allows organizations to handle complex, multi stakeholder incidents in information rich environments. Situator also features mobile and web capabilities which extend situation management from the control room to field operations, security, and safety personnel.

•	NICE Inform – An incident debriefing and investigation solution which integrates multimedia from various capture platforms to provide a 360-degree view of incidents.

NICE will also participate in the SIA Education program at ISC West. On April 15, Dr. Bob Banerjee, NICE’s Director of Global Training and Knowledge, will moderate a panel on “How to Survive the Security Industry in the Next Ten Years.” Panelists will compare and contrast the state of the security industry a decade ago, at present, and ten years in the future to determine what it will take not just to survive, but to thrive as an integrator.

NICE’s security solutions help organizations capture, analyze and leverage big data to anticipate, manage and mitigate security and safety risks, improve operations, and make the world a safer place. The NICE security, intelligence and cyber offerings provide valuable insights that enable enterprises and government agencies to take the best action at the right time by correlating structured and unstructured data from multiple sensors and channels, detecting irregular patterns, and recognizing trends. The solutions have been deployed to help secure a broad range of organizations and events, such as banks, utility companies, airports, seaports, city centers, transportation systems, major tourist attractions, as well as sporting events and diplomatic meetings.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.